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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                     AND RULE 13a-17 OR 15d-17 THEREUNDER


                           Metro Capital Corporation
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                (Exact name of issuer as specified in charter)

            700 East 9th Avenue, Suite 106, Denver, Colorado 80203
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                   (Address of principal executive offices)

Issuer's telephone number, including area code   (303) 832-1117
                                               ---------------------------------


                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

  Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

  1. Title of security
                      ----------------------------------------------------------
  2. Number of shares outstanding before the change
                                                   -----------------------------
  3. Number of shares outstanding after the change
                                                  ------------------------------
  4. Effective date of change
                             ---------------------------------------------------
  5. Method of change:
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
                                                                   -------------
     Give brief description of transaction
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                         II. CHANGE IN NAME OF ISSUER

  1. Name prior to change   Metro Capital Corporation
                          ------------------------------------------------------
  2. Name after change   American Rivers Oil Company
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  3. Effective date of charter amendment changing name   December 12, 1995
                                                       -------------------------
  4. Date of shareholder approval of change, if required   N/A
                                                         -----------------------

Date   December 20, 1995                                /s/ KARLTON TERRY
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                                                  (Officer's signature & title)
                                                     Karlton Terry, President